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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.2 )*

                   Morgan Stanley Africa Investment Fund, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    617444104
                                    ---------
                                 (CUSIP Number)

                                Peter O'Sullivan
                                ----------------
              c/o City of London Investment Management Company Ltd
              ----------------------------------------------------
                  10 Eastcheap, London EC3M 1LX, United Kingdom
                  ---------------------------------------------
                                +44 20 7711 0771
                                ----------------
            (Name, Address and Telephone Number of Person Authorised
                     to Receive Notices and Communications)

                               29th January, 2001
                               ------------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

Note Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)
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                                                                     Page 1 of 6

                                  SCHEDULE 13D
CUSIP NO.         617444104

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The MP Emerging Markets Country Fund, a business trust organised under the laws of the State of Delaware

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /.
                                                            (b) / /.

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, USA

--------------------------------------------------------------------------------

                                 7.       SOLE VOTING POWER
                                          673,800
           NUMBER OF
                                 -------- --------------------------------------
            SHARES               8.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
                                 -------- --------------------------------------
             EACH                9.       SOLE DISPOSITIVE POWER
           REPORTING                      673,800
            PERSON
                                 -------- --------------------------------------
             WITH                10.      SHARED DISPOSITIVE POWER
                                          0

-------------------------------- -------- --------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         673,800

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*   / /.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         5.61%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D

ITEM 1       SECURITY AND ISSUER

Item 1(a).   Name of Issuer:
             ---------------

             Morgan Stanley Africa Investment Fund, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             ------------------------------------------------

             1221 Avenue of Americas, New York, N.Y. 10020

Item 1(c)    Class of Securities
             -------------------
             Common Stock

ITEM 2       IDENTITY AND BACKGROUND

Item 2(a).   Names of Person Filing:
             -----------------------
             The MP Emerging Markets Country Fund

Item 2(b).   Address of Principal Business Office
             ------------------------------------
             10 Eastcheap
             London EC3M ILX
             England

Item 2(c).   Principal occupation or employment
             ----------------------------------
             Investment Fund

Item 2(d).   Details of criminal convictions within past five years
             ------------------------------------------------------
             None

Item 2(e).   Details of civil proceedings within past five years where judgement
             -------------------------------------------------------------------
             was against Person filing
             -------------------------
             None

Item 2(f).   Citizenship:
             ------------
             Delaware, USA

ITEM 3       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Invested Capital

ITEM 4       PURPOSE OF TRANSACTION

             Investment

Item 4(a)    Plans/Proposals to acquire additional securities/disposal of
             ------------------------------------------------------------
             securities
             ----------
             The MP Emerging  Markets  Country Fund may from time
             to  time   consider   other   alternatives   to  its
             investment in Morgan Stanley Africa Investment Fund,
             Inc.   (`the   Fund')   which  may   result  in  the
             acquisition  of  beneficial  ownership of additional
             shares of the Fund in the open market,  in privately
             negotiated   transactions   or  otherwise,   or  the
             disposal of all or part of its holdings of shares of the Fund.

Item 4(b)    Planned/Proposed  extraordinary corporate transaction involving
             ---------------------------------------------------------------
             issuer or its subsidiaries.
             ---------------------------
             None

Item 4(c)    Planned/Proposed  material  sale/transfer  of assets of issuer or
             -----------------------------------------------------------------
             its subsidiaries.
             -----------------
             None

Item 4(d)    Planned/Proposed change to the Board or Management of the issuer
             ----------------------------------------------------------------
             None

Item 4(e)    Planned/Proposed material change to the capitalisation/dividend
             ---------------------------------------------------------------
             policy of the issuer
             --------------------
             None

Item 4(f)    Planned/Proposed material change to the issuer's business or
             ------------------------------------------------------------
             corporate structure
             -------------------
             None

Item 4(g)    Planned/Proposed changes in the issuer's charter, bylaws, or
             ------------------------------------------------------------
             instruments that may impede the acquisition of control of the
             -------------------------------------------------------------
             issuer by any person
             --------------------
             None

Item 4(h)    Plans/Proposals to cause a class of security of the issuer to be
             ----------------------------------------------------------------
             delisted
             --------
             None

Item 4(i)    Plans/Proposals to cause a class of equity to become eligible for
             -----------------------------------------------------------------
             termination of registration pursuant to Section 12(g)(4).
             ---------------------------------------------------------
             None

Item 4(j)    Plans/Proposals similar to any of the above.
             --------------------------------------------
             None

ITEM 5.      INTERESTS IN SECURITIES OF THE ISSUER

             (a)  (i) Aggregate number of securities beneficially Owned: 673,800
                                                                         -------

                  (ii) Percentage of Class:                                 5.61
                                                                         -------

             (b) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:          673,800
                                                                         -------

                  (ii) shared power to vote or to direct the vote:             0
                                                                         -------

                  (iii) sole power to dispose or to direct the
                        disposition of:                                  673,800
                                                                         -------

                  (iv) shared power to dispose or to direct the
                       disposition of:                                         0
                                                                         -------

                  (v)  information required in Item 2 for persons
                       where power is shared:                                N/A
                                                                         -------

             (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less by the persons named in paragraph (a).

                  who effected transaction: The MP Emerging Markets Country Fund

           TRANSACTION DATE        NO. OF       PRICE PER        TRANSACTION TYPE        WHERE AND HOW TRANSACTED
                                 SECURITIES     SECURITY

               26 Mar 97              10,000     16.875                Buy                    Market Purchase
               29 Feb 00             193,000    10.21875               Sell                     Market Sale
               15 Dec 00              20,000        8                  Sell                     Market Sale
               29 Dec 00              45,000     7.9375                Sell                     Market Sale
               29 Jan 01             100,000      8.12                 Sell                     Market Sale
               29 Jan 01              43,000      8.22                 Sell                     Market Sale

             (d) Third party rights regarding dividends.

                 None

             (e) Date ceased to be beneficial owner of more than five percent.

                 Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 9th February, 2001
                                                    /s/ D.F. Allison
                                                   -----------------------------
                                                   Name: D.F. Allison
                                                   Title: Director












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